Sub-Item 77D(a)

            Policies with Respect to Security Investments

The Dreyfus/Laurel Funds, Inc.

Dreyfus Opportunistic Fixed Income Fund (the “Fund”)

On April 22-23, 2014, the Board of Directors of The Dreyfus/Laurel Funds, Inc. approved a proposal to expand the Fund’s permissible investments in floating rate loans, subject to the Fund’s current investment restrictions and limitations with respect to credit quality, maturity and duration, and foreign securities. The change became effective on June 16, 2014 and was reflected in a Supplement, dated May 5, 2014, to the Fund’s Summary Prospectus, dated March 1, 2014 and Statutory Prospectus, dated March 1, 2014, as revised April 1, 2014, which was filed with the Securities and Exchange Commission on May 5, 2014.